[LETTERHEAD OF REED'S, INC.]


August 2, 2005

Attn:     Pradip Bhaumik
          Securities Exchange Commission
          Corporation Finance
          100 F Street NE
          Washington, DC  20549

      Subject: Form AW regarding Post Effective Amendment 4 to Reg.
               Statement #333-120451 as filed on 2 August 2005 on Form SB2-A

Dear Mr. Bhaumik,

     On August 2, 2005 the Registrant inadvertently filed Post-Effective Amendment #4 with the Commission. While there is nothing materially inaccurate in this Post-Effective Amendment #4, Registrant desires to withdraw Post-Effective Amendment #4 and by filing this communication on Form AW does hereby request that the Commission withdraw Registrant's Post-Effective Amendment #4.

     This Post-Effective Amendment #4 was filed as a result of a miscommunication between the Registrant and its financial printer; it should not have been filed. It is the intention of the Registrant to file a new Post-Effective Amendment #4 dated August 3, 2005.

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:       Reed's, Inc., A Delaware Corporation
Date:             August 2, 2005
By:               /s/ Christopher J. Reed
                  ------------------------------
                  Christopher J. Reed
Title:            President

Sincerely,

/s/ Christopher J. Reed
-------------------------------------
Christopher J. Reed, CEO & Founder
Reed's, Inc., A Delaware Corporation